

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Laura Scheland
General Counsel
Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicgao, IL 60611

    Re: **Oil-Dri Corporation of America**
                Form 10-Q Filed December 7, 2020
                Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5
                File No. 001-12622

Dear Ms. Scheland,

       We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                  Sincerely,

                                  Division of Corporation Finance